

15048229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-37730

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haverford Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Radnor Corporate Center, Suite 450
_____
(No. and Street)

Radnor   Pennsylvania   19087
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Rovner   610-995-8700
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
(Name – *if individual, state last, first, middle name*)

1601 Market Street   Philadelphia   Pennsylvania   19103
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Binney H.C. Wietlisbach_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Haverford Trust Securities, Inc._____ , as of _____December 31_____ , 20__14____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVA:
NOTARIAL SEAL
DEBORAH L. ROBERTS, Notary Public
Radnor Twp., Delaware County
My Commission Expires May 4, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

December 31, 2014

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of
Haverford Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Haverford Trust Securities, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2015

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	2,807,707
Brokerage commissions receivable		46,200
Other assets		26,365
Total assets	$	2,880,272

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	8,239
Accrued expenses and other liabilities		26,247
Total liabilities		34,486
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		2,795,786
Total stockholder's equity		2,845,786
Total liabilities and stockholder's equity	$	2,880,272

See accompanying notes to statement of financial condition.

(1) Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. Effective April 1, 2010, the sole stockholder and founder of HTC, George W. Connell, created Drexel Morgan & Co., a Pennsylvania corporation, to become a bank holding company and 100% owner of HTC.

(2) Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Related-Party Transactions

A significant percentage of the Company's operating activities are directed by The Haverford Trust Company. Therefore, the Company's operations are almost entirely dependent on decisions made by HTC.

The Company reimburses HTC pursuant to a written agreement for its proportionate share of office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. The founder of the Company who is also sole stockholder of Drexel Morgan & Co. receives payments for business development and other services provided to the Company. As of December 31, 2014, due to affiliates was $8,239 and represented an amount owed by the Company to HTC for allocated expenses pursuant to the expense sharing agreements described above.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value. Included within cash and cash equivalents is a $25,000 deposit with the clearing broker. This represents good and free funds to assure compliance with representations, agreements, and indemnifications in the agreement between the Company and the clearing broker.

(Continued)

(c) *Income Taxes*

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2011-2014) are subject to examination by the various jurisdictions.

(3) Fair Value Measurement

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2014.

(4) Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

Brokerage commissions receivable of $46,200 are due from the Company's clearing broker.

(Continued)

(5) Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the clearing broker) to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2014 resulted from this relationship. Full payment of the $46,200 receivable at December 31, 2014 was received from the clearing broker in January 2015.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2014, the Company did not incur any such expenses, and there was no such liability as of December 31, 2014.

(6) Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $2,819,421 at December 31, 2014, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 1.22% at December 31, 2014.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of
Haverford Trust Securities, Inc.:

We have reviewed management's statements, included in the accompanying *Haverford Trust Securities, Inc. Exemption Report* (the Exemption Report), in which (1) Haverford Trust Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2015

Haverford Trust Securities, Inc.

Haverford Trust Securities, Inc. Exemption Report

Haverford Trust Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii),

and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Haverford Trust Securities, Inc.

I, Paul S. Rovner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Name: Paul S. Rovner, CPA

Title: Vice President and Chief Financial Officer

Date: February 13, 2015



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Sole Stockholder of
Haverford Trust Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Haverford Trust Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2015



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1920*********************MIXED AADC 220
037730   FINRA   DEC
HAVERFORD TRUST SECURITIES INC
3 RADNOR CORPORATE CTR STE 450
RADNOR PA 19087-4580

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paul S. Rovner   (610) 995-8721

2. A. General Assessment (item 2e from page 2) $ 2,122

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,264   )

   ___7/24/2014___
   Date Paid

   C. Less prior overpayment applied   (---   )

   D. Assessment balance due or (overpayment)   858

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   ---

   F. Total assessment balance and interest due (or overpayment carried forward) $ 858

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 858

   H. Overpayment carried forward $(---   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Haverford Trust Securities, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __21__ day of __January__, 20__15__.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _967,069_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions   ---

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _118,082_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions   _118,082_

2d. SIPC Net Operating Revenues $_848,987_

2e. General Assessment @ .0025 $ _2,122_

(to page 1. line 2.A.)